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                                                                  Exhibit (b)(4)

                          NORTHERN INSTITUTIONAL FUNDS
                          (a Delaware statutory trust)

                             By-Law Amendment No. 3
                              Adopted July 27, 2004

                                   Article VI

                                    Officers

                                      * * *

     Section 1. General Provisions. The officers of the Trust shall be a President, a Treasurer, a Secretary and a Chief Compliance Officer, who shall be elected by the Trustees. The Trustees may elect or appoint such other officers or agents as the business of the Trust may require, including one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. The Trustees may delegate to any officer or committee the power to appoint any subordinate officers or agents.

     Section 8. Powers and Duties of the Chief Compliance Officer. The Chief Compliance Officer ("CCO") of the Trust shall be responsible for the administering the Trust's policies and procedures adopted pursuant to Rule 38a-1(a) under the Investment Company Act of 1940, or any successor provision thereto. The CCO shall have such other powers and duties as from time to time may be conferred upon or assigned to him by the Trustees.

     Section 9. Powers and Duties of Assistant Officers. In the absence or disability of the Treasurer, any Assistant Treasurer or other officer designated by the Trustees shall perform all the duties, and may exercise any of the powers, of the Treasurer. Each Assistant Treasurer or other officer shall perform such other duties as from time to time may be assigned to him by the Trustees and the Treasurer. Each officer performing the duties and exercising the powers of the Treasurer, if any, and any Assistant Treasurer, shall give a bond for the faithful discharge of his duties, if required so to do by the Trustees, in such sum and with such surety or sureties as the Trustees shall require.

     Section 10. Powers and Duties of Assistant Secretaries. In the absence or disability of the Secretary, any Assistant Secretary designated by the Trustees shall perform all the duties, and may exercise any of the powers, of the Secretary. Each Assistant Secretary shall perform such other duties as from time to time may be assigned to him by the Trustees or the Secretary.

     Section 11. Compensation of Officers and Trustees and Members of the Advisory Board. Subject to any applicable provisions of the Declaration, the compensation of the officers and Trustees and members of an advisory board shall be fixed from time to time

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by the Trustees or, in the case of officers, by any Committee or officer upon whom such power may be conferred by the Trustees. No officer shall be prevented from receiving such compensation as such officer by reason of the fact that he is also a Trustee.